SEC file number 0-21782

02045067

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 17 June 2002

P M GILLARD
SECRETARY

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS AND CITIC CONCLUDE CNIFP AGREEMENT

Auckland, 17 June 2002 – Fletcher Challenge Forests announced today that the Company had reached agreement with the Receivers of the Central North Island Forest Partnership (CNIFP) to purchase all the assets of the CNIFP, subject to the satisfaction of various conditions including shareholder approval. The assets of the CNIFP, which include 163,000 planted hectares (403,000 acres) of forest and associated processing facilities, are to be acquired for approximately US$650 million which will be paid in cash on settlement.

The final terms and structure of the transaction are consistent with the outline provided by the Company in its release of 20 May 2002.

The agreement with the Receivers is subject to Fletcher Challenge Forests' shareholder approval, the Company finalising a new debt facility, various regulatory and governmental approvals and the satisfaction of conditions relating to the associated arrangements involving a placement of new shares to South East Asia Wood Industries Holdings Limited (SEAWI), a public listed company in Hong Kong in which CITIC is a significant shareholder, and a re-purchase of most of the current shareholding of Rubicon Limited.

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To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

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Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

The key features of the funding arrangements for the proposed purchase are that:

- SEAWI will subscribe for equity in Fletcher Challenge Forests to the value of US$200 million, at a price of NZ37 cents per share. This placement will be a mix of Ordinary and Preference shares which will, on issue, rank equally with the existing issued Ordinary and Preference shares in the Company.
- A new bank facility is being established by the Company with a new banking syndicate led by the Bank of New Zealand and HSBC, to finance the balance of the purchase price and to replace Fletcher Challenge Forests' current bank facility.
- Rubicon will acquire the Company's Tahorakuri forest estate in return for surrendering (at a valuation of NZ37 cents per share), most of the 492 million Fletcher Challenge Forests shares that it holds. Tahorakuri comprises approximately 11,800 hectares of forest in the Central North Island region, and has been valued for the purposes of this buy-back at US$64 million subject to any final due diligence valuation adjustments.

As a result of the SEAWI placement and Rubicon share re-purchase, SEAWI will obtain a shareholding of approximately 31% in the Company. Under separate arrangements agreed between SEAWI and Rubicon, SEAWI will acquire almost all of the Rubicon residual shareholding to increase its shareholding to 35%. The governance arrangements agreed with SEAWI provide that it will not increase its shareholding in Fletcher Challenge Forests beyond 35% other than through a bid to all shareholders under the Takeovers Code.

The associated arrangements with SEAWI and Rubicon will require their own shareholder and regulatory approvals.

The Company anticipates that the conditions to the purchase of the CNIFP assets will be satisfied by 31 August 2002, and that settlement of all the transactions, which is to occur contemporaneously, will take place at the end of September 2002.

Sir Dryden Spring, Chairman of Fletcher Challenge Forests, said, "Although the Receivership has been a long one for all concerned, we are delighted to now be in a position to recommend this proposal to shareholders. It has a number of compelling attractions:

- it enables us to consolidate the ownership of the CNIFP forests with the rest of the Fletcher Challenge Forests estate;
- this both retains our current operating synergies from the management of the combined estates and offers further cost savings through a simplified ownership and management structure;
- it creates a unified ownership structure for the CNIFP and FCF forest estates which eliminates the complexity inherent in the previous arrangements, and aligns the interests of all equity holders;
- it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables the Company to focus on enhancing the performance of its world-class asset base;

- it stabilises the Company's share register by facilitating Rubicon's exit and introducing a new, long-term cornerstone shareholder; and
- through the corporate governance arrangements agreed with SEAWI, it preserves the Company's independence as a New Zealand public company.

Sir Dryden also noted that the placement price to SEAWI of NZ37 cents per share was well above the level at which the Company's shares had recently been trading.

He commented further that, "CITIC's involvement brings an endorsement of Fletcher Challenge Forests' management capabilities and will assist market development in China. This is our major growth market, with enormous potential for the future as China continues to lift its living standards and expand its use of imported wood products. Fletcher Challenge Forests will continue to be responsible for the management and marketing of all the Company's forest products in all countries, and there are no agreements or arrangements involving SEAWI or CITIC in any area of the business including log supply."

The US$200 million cash injection to the Company being made by SEAWI will provide the equity required to support the CNIFP acquisition funding of approximately US$650 million. The parallel Tahorakuri forest purchase and share re-purchase arrangement with Rubicon will enable the Company to meet Rubicon's requirement that it exit substantially all its shareholding on the entry of a new cornerstone shareholder, and does so without diluting SEAWI's cash injection or the need for SEAWI to acquire more than a 35% interest.

Sir Dryden said, "These arrangements, when viewed together, achieve three important objectives: they provide the Company with US$200 million of new equity; they maintain the SEAWI shareholding within the agreed 35% limit; and they meet Rubicon's requirement for a total exit."

Corporate governance arrangements have been agreed with SEAWI which ensure that Fletcher Challenge Forests will continue to operate as a fully independent entity under the direction of its Board of Directors where SEAWI will be represented in proportion to its shareholding. SEAWI will have two directors on the Board which will initially comprise seven members, following the retirement of the Rubicon directors Luke Moriarty and Michael Andrews on settlement date. It is proposed that over time the total number of Board members will reduce to six.

Sir Dryden Spring will continue as the Company's Chairman and management will not be affected by the proposed changes in shareholding.

Any increase by SEAWI of its shareholding above 35% would require an offer to all shareholders under the New Zealand Takeovers Code and SEAWI has agreed a two-year standstill period as from the date the CNIFP purchase is closed. Under the standstill arrangement SEAWI has agreed not to bid for additional shares in the Company, except in exceptional circumstances, without the prior approval of the Company's independent directors or of shareholders. These circumstances include the right to contest any third party takeover bid for the Company.

Chief Executive, Terry McFadgen, said, "This is an exciting and unique opportunity. The CNIFP estate is the largest plantation forest in New Zealand which, when combined with our adjacent forests, will total over 260,000 planted hectares (643,000 acres). These well established forests, situated in the Central North Island of New Zealand, have excellent growth rates, low harvesting costs and access to a highly developed infrastructure of both on and off highway roads. With good access to processing plants, rail and ports, the forests are very well situated to service key markets."

He noted that the combined forests, together with their associated processing facilities and skilled workforce, would provide the scale, low cost position and customer base to underpin the strategic growth of the Company. "Our Company along with the rest of the New Zealand forestry industry must improve returns on capital employed through further cost efficiencies, more sophisticated marketing offshore and further investment in add-value processing facilities. This acquisition gives us the required platform for those initiatives," he said.

He added that, "The recent appreciation of the New Zealand dollar has increased the attractiveness of this proposal and although the acquisition will mean that the Company will be taking on a higher debt level, this will be offset by the cash generation capability of the combined forest estate. The forecast near-term operating cashflows are robust, and will be assisted by a rising harvest profile from the Company's existing estate. Our forecast net debt position as at 30 June 2002 is approximately NZ$240 million, prior to CNIFP acquisition costs, compared to NZ$323 million twelve months ago. This reflects the underlying strength of our current operations and the benefits of the restructuring initiatives undertaken since the Company's separation from the Fletcher Challenge Group."

The proposed transactions and the new shareholding arrangements will require the approval of Fletcher Challenge Forests shareholders at a special meeting to be called for that purpose in mid August 2002, and it is a condition of the CNIFP purchase agreement that the Company is able to fund any minority buy-out obligations under the Companies Act. Full details of the proposal, together with an independent report to assist shareholders in their assessment of the proposal, will be made available in the documentation accompanying the Notice of Meeting.

Sir Dryden concluded by saying, "These arrangements will enable us to resolve, in one bold step, all the structural issues that have been confronting the Company and allow us to focus decisively on the future. The independent Board members will be recommending the proposed transaction to all shareholders."

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